22004512

ON

SEC Mail Processing
FEB 2 8 2022
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68917

ANNUAL REPORTS FORM X-17A-5 PART III *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M2O Private Fund Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 N. Lexington Avenue, Suite 500
(No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Diane Rolfe	(914) 368-7972	diane@m2ollc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Eisner Amper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 29, 2003	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Mark Hallock, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M2O Private Fund Advisors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIM BAEZ
Notary Public, State of New York
No. 01BA6192283
Qualified in Bronx County
Commission Expires: August 25, ~~2012~~ 2024

Signature: [signature]

Title: Partner

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M&O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANICAL CONDITION
PURSUANT TO RULE 17A-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

M_2O PRIVATE FUND ADVISORS LLC

Contents

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
M2O Private Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M2O Private Fund Advisors LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
New York, New York
February 25, 2022

M$_2$O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 7,295,823
Accounts receivable	19,854,650
Fixed assets, at cost (less accumulated depreciation of $130,027)	325,525
Right of use asset	1,003,146
Prepaid expenses	37,331
Other assets	100,868
	$ 28,617,343
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable	$ 367,593
Lease liability	1,105,276
Total liabilities	1,472,869
Members' equity	27,144,474
Total liabilities and member's equity	$ 28,617,343

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

M_2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and has registered with the Securities and Exchange Commission (the "SEC").

The Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[2] Fair value of financial instruments

The recorded amounts of the Company's other assets (deposits) approximate their fair values principally because of the short-term nature of these items.

[3] Income from underwriting and selling groups:

Advisory fees include financial, strategic and marketing advice to private equity fund managers. Such advisory services are either provided on a standalone basis or in contemplation of a potential fund placement and are satisfied over time. Fees related to this performance obligation are recognized over time as the client simultaneously receives and consumes the benefit of the advisory services as they are provided.

Placement fee and secondary fee revenues are earned at a point in time, normally at the closing of each transaction as long as all engagement terms have been satisfied and the amount is not subject to any contingencies. For performance obligations that are satisfied at a point in time, the Company has determined that the client is able to direct the use of, and obtain substantially all the benefits from, the output of the service at the time it is provided to the client. Placement fees and secondary fees are typically payable upon completion of a fund closing or at the time an investor transfers a security interest in a fund.

The Company may receive non-refundable upfront fees or retainers from clients which are recorded as deferred revenue and recognized as revenue when the performance obligation is satisfied and/or service is transferred to the client.

The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue, as such items were not significant during the year ended December 31, 2021.

The Company may incur costs such as advertising, marketing, travel and other costs necessary to secure new contracts with new clients. The Company has determined that these costs are ordinary, recurring business expenses required to operate its business and would have been incurred regardless of whether any one contract with a client was obtained. Additionally, the Company does

not expect to recover any of these costs from the client; therefore, the costs of obtaining contracts with new clients are expense as incurred.

[4] Accounts receivable:

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range or reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

The Company's largest asset is accounts receivable (approximately 75% of total assets) as of December 31, 2021. Approximately 98% of the outstanding receivables balance is due from sixteen clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory, placement and secondary fee income which may be paid on an installment basis by its clients, generally payable on a quarterly basis over a six month to two year period, with interest charged on the outstanding balance. With respect to fees paid over time, the Company has determined there is not a significant financing component relating to such contracts. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each client using relevant information about past events, current conditions and reasonable and supportable forecasts. The Company considers the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended December 31, 2021.

[5] Cash:

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[6] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Leasehold improvements	Shorter of useful life or lease term
Office equipment	3 years

[7] Leases:

The Company is a lessee of noncancellable operating leases for office space and equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable and accordingly, the incremental borrowing rate is used based on the information available at the commencement date of the lease. The Company's incremental

borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company does not have short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

[8] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. In 2021, New York State enacted the pass-through entity tax under Tax Law Article 24-A (the "Tax Law") effective for tax years beginning on or after January 1, 2021. The Tax Law allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2021. At present, the Company is only doing business in New York State. During the year ended December 31, 2021, the Company had no income from other jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statements. The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

[9] Profit sharing plan:

The Company maintains a 401(k) profit-sharing plan available to eligible employees. Employee contributions are voluntary, determined on an individual basis and limited to the maximum allowable under federal tax regulations. The plan provides for the Company to make contributions for the benefit of the employees.

In 2021, M2O implemented a firm-wide revenue sharing plan for eligible employees (the "2021 M2O Revenue Share Plan") Select employees were eligible to participate in a firm-wide revenue share pool (the "Pool"). For 2021, the Pool is defined as 10% of 2021 income from underwriting and selling groups in excess of $20,000,000.The payment schedule for the M2O Revenue Share Plan will be made equally over ten quarters and paid in arrears beginning in the first calendar quarter of 2022, as long as an employee remains a full-time employee in good standing with the firm as of the respective payment dates. Such amounts are being accounted for over the term of the required employment.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2021 were as follows:

Leasehold improvements	$ 231,624
Furniture and Fixtures	173,744
Office equipment	50,184
Total cost	455,552
Less accumulated depreciation	(130,027)
Total cost less accumulated depreciation	$325,525

The Company's policy is to expense all furniture, fixture and other equipment expenditures of $1,000 or less. The Company capitalized $200,519 of furniture, fixture and other equipment in 2021.

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined, which shall be the greater of $5,000 or 6 2/3% of aggregated indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2021, the Company had net capital of $6,826,100, which exceeded the required net capital by $6,794,785.

NOTE E - COMMITMENTS

The Company has an obligation as a lessee for office space, effective August 1, 2019 with an initial noncancellable terms in excess of one year. The Company has classified this lease as an operating lease. This lease has a term of seven (7) years and six (6) months and includes an option to extend the term of the lease for one (1) additional period of five (5) years. Because the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company's lease for office space was amended, effective September 14, 2021, for additional office space contiguous to the original premises. The lease amendment extends the lease term to January 31, 2029 commencing on the date that the additional office space is available for use in January 2022. The Company will not incur any additional financial costs for the additional space until 2022 to the termination date of January 31, 2029. Over such period, the total additional payments will amount to $1,470,193.

The Company has an obligation as a lessee for office equipment, effective February 27, 2020 with a term of five (5) years. This lease has an option to purchase the equipment at fair market value at the end of the lease term. The Company has classified this lease as an operating lease.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

2022	$ 246,297
2023	251,022
2024	255,746
2025	254,363

2026	257,865
Thereafter	21,523
Total undiscounted lease payments	$ 1,268,816
Less imputed interest	(181,538)
Total lease liability*	$ 1,105,276

* Does not include additional space and extension on the lease as discussed above.

The Company utilized a discount rate of 6% to compute the right of use asset at commencement date of lease and corresponding lease liability.

NOTE F – EXEMPTION FROM RULE 15c3-3

The Company will not claim an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance on footnote 74 to SEC Release 34-70073. The Company's activities are limited to those set forth in the conditions for exemption appearing in footnote 74 to SEC Release 34-70073 and Q&A 8 of the related FAQ issued by the SEC staff.

NOTE G – PAYCHECK PROTECTION PROGRAM

On May 3, 2020, the Company entered into a Promissory Note (the "Note") with Citibank, N.A. as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") pursuant to the Coronavirus Aid, Relief, and Economic Security ("CARES") Act to qualified small businesses (the "PPP") in a principal amount of $283,500. The interest rate for the PPP Note is a fixed rate of 1% per annum. Interest is calculated by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding.

According to the terms of the PPP, all or a portion of loans under the PPP may be forgiven if certain conditions set forth in the CARES Act and the rules of the SBA are met. On February 12, 2021, the SBA approved the loan forgiveness for $283,500.

NOTE H — RISKS AND UNCERTAINTIES

The extent of the impact of the coronavirus ("COVID-19") outbreak on the financial performance of the Company will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions and the impact of COVID-19 on the financial markets and the overall economy, all of which are uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's financial performance may be materially adversely affected.